Mail Stop 4561
Via Fax (617) 621-1300

April 15, 2008

Joseph S. Tibbetts, Jr.
Chief Financial Officer
Sapient Corporation
25 First Street
Cambridge, MA 02141

> **Re: Sapient Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on February 29, 2008**
> **Form 8-K filed on February 28, 2008**
> **File No. 000-28074**

Dear Mr. Tibbetts:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Review of Results of Operations, page 31

1.   We note within your discussion of revenue fluctuations that there are instances where sources of a material change have been identified, but the qualitative factors for each source that contributed to the change were not disclosed. For example, you state that your increase in revenue was due to "continued strong growth". Additionally, you quantify the increase in revenue for your reportable segments, but do not provide further analysis as to the underlying driver of such changes. Please tell us how you considered qualifying and/or further quantifying each source that contributed to a material change in your MD&A discussion, such as volume data, pricing data, number of new customers, changes in your product mix (e.g. Sapient Interactive versus Sapient Consulting services), impact of acquisitions (if material), etc. We refer you to the guidance of Section III. D of SEC Release 33-6835.

2.   We also note your disclosures on page 2 where you indicate that the Company derives recurring revenues from several client relationships whereby the client has committed to certain spending levels or chosen the Company as an exclusive provider of certain services. We further note that recurring revenues comprised 44% of your service revenues in fiscal 2007 and 33% in fiscal 2006. In light of these statements, please tell us how you considered disclosing your backlog for recurring revenues and analyzing changes in your backlog as part of providing context around changes in your revenues from year to year. We remind you that one of the primary objectives of MD&A is to give readers a view of the Company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise us of your intentions, if any, to revise your MD&A disclosures.

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition and Allowance for Doubtful Accounts, page 57

3.   We note your disclosure on page 57 where you indicate that revenue from fixed-price technology implementation consulting contracts is recognized using the percentage-of-completion method. Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard,

please tell us how you determined that this method of accounting is applicable to your product offerings (i.e. do such contracts include delivery of software that requires significant production, modification, or customization pursuant to paragraph 7 of SOP 97-2, such as your BridgeTrack software noted on page 4). In your response, please tell us the amount of revenue recognized for these contracts for each period presented.

4.   Additionally, if your fixed-price technology contracts are within the scope of SOP 81-1 based upon the guidance of paragraph 7 of SOP 97-2, please confirm whether or not you provide post-contract customer support ("PCS"). If PCS is included in such arrangements, please tell us if you are able to establish VSOE for PCS in these arrangements. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2, TPA 5100.48, and TPA 5100.49.

Note 12. Income Taxes, page 72

5.   We note that as a result of operating losses incurred in fiscal 2001 through 2003 and "uncertainty as to the extent and timing of profitability in future periods," the Company had deferred tax asset valuation allowances of $117.4 million and $119.0 million at December 31, 2007 and 2006, respectively. Considering the Company has been profitable for the past four years, please explain further your basis for concluding that it is more likely than not that your deferred tax assets will not be realized and tell us what you foresee the pattern of release to be for your valuation allowance, if any. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. Also, explain how the "uncertainty" standard you describe is consistent with the "more likely than not" standard of SFAS 109. We refer you to paragraphs 20 to 25 and 103 of SFAS 109.

6.   Additionally, we note that your tabular disclosure on page 73 appears to net deferred tax assets and liabilities. Tell us how you considered presenting the sources and tax effects of temporary differences for deferred tax assets, the valuation allowance of such assets, and deferred tax liabilities on a gross basis pursuant to paragraph 43 of SFAS 109.

Form 8-K filed on February 28, 2008

7.   We note your use of "adjusted (non-GAAP) financial measures" under Item 2.02 of the Form 8-K noted above does not appear to include all of the suggested disclosures in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, we note that it does not include:
   - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

                                     Sincerely,

                                     Kathleen Collins
                                     Accounting Branch Chief